Mail Stop 4561

December 20, 2007

Thomas E. Flynn
Acting Chief Financial Officer
Bank of Montreal
1 First Canadian Place
Toronto, Ontario, Canada M5X 1A1

      RE: Bank of Montreal
              Form 40-F for the Fiscal Year Ended October 31, 2006
              Filed December 28, 2006
              File No. 1-13354

Dear Mr. Flynn,

We have completed our review of your Form 40-F and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Branch Chief